UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                           DNB Financial Corporation
                    ----------------------------------------
                                (Name of Issuer)

                    Common stock, par value $1.00 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   233237 10 6
                    ----------------------------------------
                                 (CUSIP Number)

                                 Gerald F. Sopp
                        EVP and Chief Financial Officer
                           DNB Financial Corporation
                              4 Brandywine Avenue
                             Downingtown, PA 19335
                                 (484) 359-3138
                    ----------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 20, 2008
                    ----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 233237 10 6

         1.       Names of Reporting Person - William S. Latoff

         2.       Check the Appropriate Box if a Member of a Group (a)
                  (b)      X

         3.       SEC Use Only

         4.       Source of Funds (See Instructions) PF

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization - U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

             7. Sole Voting Power 205,032

             8. Shared Voting Power

             9. Sole Dispositive Power - 205,032

             10. Shared Dispositive Power

         11. Aggregate Amount Beneficially Owned by Reporting Person - 205,032

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             [  ]

         13. Percent of Class Represented by Amount in Row (11) 7.86%

         14. Type of Reporting Person IN




Item 1.  Security and Issuer

The class of securities to which this statement relates is common stock, par value $1.00 per share (the "Common Stock"), of DNB Financial Corporation (the "Issuer"), and the principal executive offices of the Issuer are located at 4 Brandywine Avenue, Downingtown, PA 19335.

Item 2.  Identity and Background

The identity and background for each person filing this statement and each person enumerated in Instruction C to Schedule 13D is as follows:

During the last five years, none of the reporting persons nor any person enumerated in Instruction C to Schedule 13D has been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (a) Name: William S. Latoff
         (b) Business address: c/o DNB Financial Corporation, 4 Brandywine Avenue, Downingtown, PA 19335
         (c) Present principal occupation or employment: Mr. Latoff is the Chairman and Chief Executive Officer of the Issuer, whose principal business address is 4 Brandywine Avenue, Downingtown, PA 19335.
         (f) Citizenship: U.S.

Item 3.  Source and Amount of Funds or Other Consideration

The sources of funds used to purchase shares of Common Stock owned by William S. Latoff were personal funds. Mr. Latoff did not borrow any of the funds used to purchase any of the Common Stock. Of the 205,032 shares reported, 53,622 are represented by unexercised options to acquire shares granted by the Issuer to Mr. Latoff. Since December 22, 2005, the date of the last transaction covered by Amendment No. 1 to the original report, all shares of Common Stock acquired by Mr. Latoff were acquired by purchase (39,107 shares), by grant of restricted shares from the Issuer at no cash consideration (3,000 shares) or by option grant by the Issuer for no cash consideration (-0- shares).

Item 4.  Purpose of Transaction

Messrs. Latoff has acquired all shares of Common Stock for general investment purposes. Mr. Latoff may purchase additional shares of Common Stock in private or open-market transactions for investment purposes, or dispose of shares of Common Stock.

Mr. Latoff in his capacity as an investor in securities of the Issuer, has no plan or proposal with respect to (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) William S. Latoff beneficially owns, for purposes of this report, 205,032 shares of Common Stock, which represent 7.86% of the shares of Common Stock outstanding as of August 20, 2008.

(b) Of the shares beneficially owned by William S. Latoff, all are held by Mr. Latoff directly, over which he has sole voting and dispositive power.

(c) The following transactions in the Common Stock of the Issuer have occurred since December 22, 2005 that were effected by William S. Latoff:


Person Effecting  Date      No. Shares   Price/Share       Where/How Effected
--------------------------------------------------------------------------------
William S. Latoff 2/13/2006 242.56  $     20.15      Purchase through 401K plan
William S. Latoff 1/14/2006 141.08  $     20.15      Purchase through 401K plan
William S. Latoff 5/4/2006  135.23  $     21.05      Purchase through 401K plan
William S. Latoff 5/12/2006 234.89  $     21.05      Purchase through 401K plan

Person Effecting  Date      No. Shares   Price/Share      Where/How Effected
--------------------------------------------------------------------------------
William S. Latoff 6/20/2006 182.24  $     21.40      Purchase through 401K plan
William S. Latoff 8/4/2006   92.53  $     21.00      Purchase through 401K plan
William S. Latoff 8/9/2006  294.54  $     21.00      Purchase through 401K plan
William S. Latoff 9/21/2006 180.40  $     21.75      Purchase through 401K plan
William S. Latoff 10/27/2006 92.53  $     21.00      Purchase through 401K plan
William S. Latoff 11/13/2006 301.28 $     20.87      Purchase through 401K plan
William S. Latoff 12/37/06 6,336.01 $         -      5% stock dividend
William S. Latoff 2/6/2007  41.22   $     19.80      Purchase through 401K plan
William S. Latoff 2/8/2007  138.10  $     19.91      Purchase through 401K plan
William S. Latoff 2/11/2007 116.57  $     19.90      Purchase through 401K plan
William S. Latoff 4/30/2007 136.00  $     20.35      Purchase through 401K plan
William S. Latoff 5/2/2007  163.00  $     20.35      Purchase through 401K plan
William S. Latoff 5/10/2007 350.00  $     20.35      Purchase through 401K plan
William S. Latoff 6/26/2007 212.00  $     19.85      Dividend Reinvestment
William S. Latoff 7/27/2007 112.00  $     19.75      Purchase through 401K plan
William S. Latoff 8/8/2007  410.00  $     20.07      Deferred Compensation Plan
William S. Latoff 8/8/2007   42.00  $     20.07      Purchase through 401K plan
William S. Latoff 7/27/2007  56.00  $     19.75      Purchase through 401K plan
William S. Latoff 8/13/2007 343.00  $     19.70      Purchase through 401K plan
William S. Latoff 8/31/2007 151.00  $     18.00      Deferred Compensation Plan
William S. Latoff 9/6/2007  700.00  $     17.90      Cash open market
William S. Latoff 10/1/2007 147.00  $     19.40      Deferred Compensation Plan
William S. Latoff 10/1/2007  22.00  $     19.40      Purchase through 401K plan
William S. Latoff 10/31/2007 148.00 $     18.82      Deferred Compensation Plan
William S. Latoff 10/31/2007 177.00 $     18.82      Purchase through 401K plan
William S. Latoff 10/31/2007 217.00 $     18.82      Dividend Reinvestment
William S. Latoff 11/13/2007 255.00 $     18.10      Purchase through 401K plan
William S. Latoff 11/21/2007 2,000.00 $   17.80      Cash open market
William S. Latoff 11/30/2007 3,000.00 $       -      Equity compensation Plan
                                                     Award
William S. Latoff 12/4/2007   163.00  $   17.05      Deferred Compensation Plan

Person Effecting  Date      No. Shares   Price/Share  Where/How Effected
--------------------------------------------------------------------------------
William S. Latoff 12/28/2007   500.00    $   17.05    Cash open market
William S. Latoff 12/28/2007 4,622.81    $       -    5% stock dividend
William S. Latoff 1/8/2008   1,903.00    $   16.00    Deferred Compensation Plan
William S. Latoff 2/7/2008     237.00    $   15.25    Purchase through 401K plan
William S. Latoff 2/7/2008     205.00    $   15.25    Deferred Compensation Plan
William S. Latoff 2/7/2008       7.00    $   15.25    Purchase through 401K plan
William S. Latoff 2/11/2008    144.00    $   15.25    Purchase through 401K plan
William S. Latoff 2/29/2008    123.00    $   15.00    Deferred Compensation Plan
William S. Latoff 3/17/2008  2,000.00    $   13.85    Cash open market
William S. Latoff 3/31/2008    142.00    $   14.25    Deferred Compensation Plan
William S. Latoff 4/30/2008    127.00    $   14.80    Deferred Compensation Plan
William S. Latoff 5/8/2008     315.00    $   14.55    Dividend Reinvestment
William S. Latoff 5/8/2008      47.00    $   14.55    Purchase through 401K plan
William S. Latoff 5/13/2008    237.00    $   14.00    Purchase through 401K plan
William S. Latoff 5/13/2008    507.00    $   14.00    Purchase through 401K plan
William S. Latoff 6/3/2008     129.00    $   14.35    Deferred Compensation Plan
William S. Latoff 6/5/2008   5,000.00    $   13.75    Cash open market
William S. Latoff 7/7/2008      54.00    $   14.35    Purchase through 401K plan
William S. Latoff 7/7/2008     129.00    $   14.35    Deferred Compensation Plan
William S. Latoff 7/7/2008     345.00    $   14.35    Dividend Reinvestment
William S. Latoff 8/20/2008  5,000.00    $   13.75    Cash open market

Total                       39,106.98

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No additional contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Latoff and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into since the date of the original report.

The Issuer granted William S. Latoff 4,200 shares and 3,000 shares of restricted stock on May 25, 2005 and November 28, 2007, respectively. The aggregate amount of stock dividends on the above shares was 210, 221 and 382 in December of 2005, 2006 and 2007, respectively. Resale of such shares are contractually restricted to the earlier of 3 years and 2 years, respectively, after grant or a change in control of the Issuer.

Mr. Latoff purchased 28,572 shares on November 14, 2005 in the Issuer's Regulation D offering that are subject to resale restrictions in accordance with SEC Rule 144 and other applicable laws and regulations.

William S. Latoff holds options to acquire an aggregate of 53,622 shares of Common Stock granted under the Stock Option Plan. All such options were granted pursuant to stock option agreements entered into by between the Issuer and William S. Latoff. The material terms of William S. Latoff's options are set forth in the table below.


   Number of                        Exercise        Grant              Expiration       Name of Equity Incentive
Underlying Shares Exercisable        Price          Date               Date                     Plan
                     (1)              ($)                                              1995 Stock Option Plan of
                                                                                        DNB Financial Corporation
                                                                                       (as amended and restated
                                                                                       effective as of April 27,
                                                                                       2004)
       1,884      12/31/1999             17.40       6/30/1999         6/30/2009
       1,883      12/31/2000              9.23       6/30/2000         6/30/2010        Same as above
       1,882      12/31/2001             11.16       6/30/2001         6/30/2011        Same as above
       1,882      12/31/2002             16.83       6/30/2002         6/30/2012        Same as above
       1,882      12/31/2003             18.66       6/30/2003         6/30/2013        Same as above
      25,467      10/18/2005             24.27       4/18/2005         4/18/2015        Same as above
      18,742      6/22/2006              17.51       12/22/2005        12/22/2015       Same as above
      53,622      Total

(1) All options vest immediately on the grant date.

Item 7.  Material to Be Filed as Exhibits

Not applicable.

                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. September 2, 2008
----------------------------------------
Date
/s/ William S. Latoff
----------------------------------------
Signature
----------------------------------------
William S. Latoff, Individually

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